Ebix, Inc.
November 30, 2010
VIA EDGAR AND FACSIMILE
Ms. Maryse Mills-Apentang
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ebix, Inc. Registration Statement on Form S-4 Filed October 14, 2010 File No. 333-169948
Dear Ms. Mills-Apentang:
     Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 10, 2010 with respect to certain items in the above-captioned Registration Statement on Form S-4 (the “Registration Statement”). This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below provided in bold text and the Company’s response immediately thereunder. A courtesy copy of this filing has been forwarded to Mr. Phillip L. Rothenberg via facsimile transmission at the number listed in your letter. The Company welcomes the opportunity to address any Staff questions with respect these responses, to its periodic disclosures, and/or its current matters filings.
Opinion of Financial Advisor to ADAM, page 31
1.	We note that you disclose that under the terms of its engagement letter with Needham & Company, ADAM has paid or agreed to pay Needham & Company fees in amounts that ADAM and Needham & Company believe are customary in transactions of this nature. Please additionally disclose the actual fees that will be paid to Needham & Company. Please refer to Item 4(b) of Form S-4 and Item 1051(b) of Regulation M-A.

The requested revisions will be made on page 39 of the Registration Statement, as amended, to disclose the estimated fees to be paid by ADAM in connection with this transaction based on the most recent practicable closing price for Ebix’s common stock. Please note that the final amount of the payment is not yet determinable because it is based on the closing price for Ebix’s common stock on the closing date of the transaction.

EBIX SEC filings, page 76
2.	Please update the documents that you incorporate by reference to include the Forms 8-K filed on January 8, and February 18, 2010 as well as the Form 10-Q for the quarterly period ended September 30, 2010 filed on November 11, 2010 and any other reports “filed” pursuant to Section 13(a) or 15(d) prior to effectiveness. Please refer to Item 11(a) of Form S-4.

The requested revision will be made. The Company also has incorporated by reference in the amended Registration Statement the Company’s Form 8-K’s filed on November 12, 2010 and November 17, 2010.
The Merger Agreement, page 47
3.	We note the statement that appears immediately before the Agreement and Plan of Merger. These disclaimers assert that the Agreement and Plan of Merger described in the proxy statement and included as Annex A are only to provide shareholders with information regarding its terms and conditions, and not to provide any other factual information regarding Ebix, ADAM or their respective businesses and therefore shareholders should not rely on the representations and warranties in the Agreement and Plan of Merger as characterizations of the actual state of facts about Ebix or ADAM. These statements are also repeated on Page 47. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. Please tell us how this disclaimer is consistent with your disclosure obligations and whether you are aware of any material contradictory information or additional disclosure.

Neither the Company nor ADAM is aware of material, contradictory information in which additional disclosure would be necessary. The purpose for the above-referenced disclaimers results from the fact that the representations and warranties in the executed Agreement and Plan of Merger were the product of negotiations between the two parties regarding contractual allocation of risk. Thus, while not factually incorrect, the representations and warranties do not provide full and complete disclosure as required by the Form S-4 registration statement. Accordingly, we believe that it is necessary to include the disclaimers so that ADAM shareholders are not misled and fully understand the limitations thereof. Further, we also believe that ADAM shareholders need to be clearly advised that they should not merely rely on the representations and warranties in the Agreement and Plan of Merger; but instead, they should read the proxy statement/prospectus as well as those documents incorporated by reference in their entirety.
Item 22. Undertakings, page II-3
4.	Please include all undertakings required by Item 512(a) of Regulation S-K or tell us why you believe certain undertakings are not required.

The requested undertakings required by Item 512(a)(5) and Item 512(a)(6) will be included the amended Registration Statement.

Exhibit 5.1 Legal Opinion
5.	We note that the legal opinion is limited to the laws of the State of Georgia, even though you are a Delaware corporation. Please have your counsel revise its opinion to remove such limitation.

Our counsel, Carlton Fields, P.A., will revise its opinion to remove this limitation in its Exhibit 5.1 in the amended Registration Statement.
     If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President and
Chief Executive Officer

Cc: Robert F. Kerris

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